UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  RADWARE LTD.
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                                (Name of Issuer)
                  Ordinary Shares, par value NIS 0.10 per share
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                         (Title of Class of Securities)
                                   M81873 10 7
                      -------------------------------------
                                 (CUSIP Number)
                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)
Check the following box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M81873 10 7
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     1. Name of Reporting Persons/
        I.R.S. Identification Nos. of above persons (entities only).
        Zohar Zisapel
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     2. Check the Appropriate Box if a Member of a Group
        (a)                                                             |_|
        (b)                                                             |X|
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     3. SEC Use only
---- ---------------------------------------------------------------------------
     4. Place of Organization            Israel
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Number of           5.  Sole Voting Power    0
Shares              ------------------------------------------------------------
Beneficially        6. Shared Voting Power 850,131 Ordinary Shares*
Owned by            ------------------------------------------------------------
Each                7. Sole Dispositive Power 0
Reporting           ------------------------------------------------------------
Person With:        8. Shared Dispositive Power 850,131 Ordinary Shares*
--------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting Person 850,131 Ordinary Shares

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    11. Percent of Class Represented by Amount in Row (9) 4.99%**

    12. Type of Reporting Person : IN





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*  As of December 31, 2002, Zohar Zisapel beneficially owned 850,131 Ordinary
   Shares, of which 448,200 Ordinary Shares were owned of record by Lomsha Ltd., an Israeli company, and 401,931 Ordinary Shares were owned of record by Michael and Klil Holdings (93), Ltd., an Israeli company. Each of these companies are controlled by Zohar Zisapel, their majority shareholder.

** Based on 17,014,114 ordinary shares outstanding as of February 1, 2003.

Item 1.

     (a) Name of Issuer:
                  RADWARE LTD. (hereinafter referred to as the "Company").

     (b)   Address of Issuer's Principal Executive Offices:
                  22 Raoul Wallenberg Street
                  Tel Aviv 69710, Israel



Item 2.

     (a)          Name of Person Filing: Zohar Zisapel.

     (b)          Address of Principal Business Offices or, if none, Residence:
                  54 Pinkas Street, Tel Aviv, Israel

     (c)          Citizenship:

                  Israel

     (d) Title of Class of Securities:
                  Ordinary Shares, Par Value NIS 0.10 per share (the "Ordinary Shares").

     (e)          CUSIP Number: M81873 10 7


Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.


Item 4.  Ownership


         See items 5-11 of the cover page hereto for beneficial ownership, percentage of class and dispositive power, which are incorporated herein.


Item 5.  Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.


Item 8.  Identification and Classification of Members of the Group
         Not applicable.


Item 9.  Notice of Dissolution of Group
         Not applicable.


Item 10.  Certification


         Not applicable.

                                                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 13, 2003




                                                         By:
                                                         /s/ Zohar Zisapel
                                                         ----------------------
                                                         Zohar Zisapel